                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Ilex Oncology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    451923106
                                 (CUSIP Number)

                                  June 7, 2002
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451923-10-6                 13G                      Page 2 of 4 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CTRC Research Foundation; Tax I.D.: 74-2618443
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
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                           5.       SOLE VOTING POWER

                                    0
    NUMBER OF              -----------------------------------------------------
      SHARES               6.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                       0
       EACH                -----------------------------------------------------
    REPORTING              7.       SOLE DISPOSITIVE POWER
      PERSON
       WITH                         0
                           -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                    0
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* [ ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
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12.      TYPE OF REPORTING PERSON*

         CO
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                                *SEE INSTRUCTIONS

CUSIP No. 451923-10-6                 13G                      Page 3 of 4 Pages

ITEM 1.

         (a) (b) This statement on Schedule 13G relates to the Reporting Person's (as defined in Item 2 below) beneficial ownership interest in ILEX Oncology, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4545 Horizon Hill Blvd, San Antonio, Texas 78229.

ITEM 2.

         (a) This statement is being filed by CTRC Research Foundation (the "Reporting Person").

         (b) The principal business address of the Reporting Person is 7979 Wurzbach, Urschel Tower, 6th Floor, San Antonio, Texas 78229.

         (d) (e) This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 451923-10-6.

ITEM 3. FILING PURSUANT TO RULE 13d-1(b) OR 13d-2(b).

         This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4. OWNERSHIP.

         (a) (b) (c) The Reporting Person no longer beneficially owns any shares of the Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the shares of Common Stock, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.

CUSIP No. 451923-10-6                 13G                      Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                       June 7, 2002

                                       CTRC RESEARCH FOUNDATION

                                       By: /s/ GREG MUNDY, M.D.
                                           ---------------------------------
                                              Greg Mundy, M.D., President